Exhibit 99.1

New Gold Provides Notice of
Annual General and Special Meeting of Shareholders
and Release of First Quarter 2014 Results

April 3, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) (NYSE MKT:NGD) announces that it will host its Annual General and Special Meeting of Shareholders on Wednesday, April 30, 2014. New Gold has filed its 2013 management’s discussion and analysis of financial condition (MD&A), 2013 audited financial statements, and management information circular, and these documents are also available on the company’s website at www.newgold.com.  Shareholders may request a hard copy of the complete audited financial statements and 2014 meeting materials free of charge by calling toll-free 1-888-315-9715, or by emailing your request to info@newgold.com.

The Annual General and Special Meeting will begin on Wednesday, April 30, 2014 at 4:00 p.m. Toronto time and will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada. A live audio webcast of the meeting will be available from New Gold’s website at www.newgold.com. Participants may also listen to the meeting by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To hear a recorded playback of the meeting, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 24424925. An archived webcast will also be available at www.newgold.com following the event.

First Quarter 2014 Financial Results

New Gold plans to release its first quarter 2014 financial results after market close on Wednesday, April 30, 2014.  A webcast and conference call to discuss these results will be held on Thursday, May 1, 2014 at 10:00 a.m. Toronto time. A live audio webcast will be available at www.newgold.com. Participants may also join the conference by calling 1-647427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 24448624. The archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base.  In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com